                     TORTOISE CAPITAL RESOURCES CORPORATION

                                September 9, 2008

VIA E-MAIL AND EDGAR

Mr. Larry  Greene  Division of  Investment  Management  Securities  and Exchange
Commission 100 F Street, N.E.
Washington, D.C.  20549

         Re:      Tortoise Capital Resources Corporation
                  Registration Statement on Form N-2
                  File No. 333-142859

Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tortoise
Capital  Resources  Corporation  (the  "Registrant")  hereby  requests  that the effective date of the Registration Statement referred to above be accelerated so that it will be declared  effective by 4:00 p.m.,  Eastern  Time,  or as soon as possible thereafter, on September 9, 2008.

     In addition,  at the request of the Staff, the Registrant  acknowledges the following:

     The  Registrant  is  responsible  for  the  adequacy  and  accuracy  of the disclosure in the filing;

     •    Should the  Commission  or the Staff,  acting  pursuant  to  delegated authority,  declare the filing  effective,  it does not  foreclose the
          Commission from taking any action with respect to the filing;

     •    The  action  of  the  Commission  or the  Staff,  acting  pursuant  to delegated  authority,  in  declaring  the filing  effective,  does not relieve the Registrant from its full  responsibility  for the adequacy and accuracy of the disclosure in the filing; and

     •    The  Registrant  may not  assert  Staff  comments  as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    Very truly yours,

                                    TORTOISE CAPITAL RESOURCES CORPORATION

                                    By:      /s/ Edward Russell
                                            ------------------------------------
                                    Name:   Edward Russell
                                    Title:  President